Spartan Acquisition Corp. II

9 West 57th Street, 43rd Floor

New York, NY 10019

May 12, 2021

Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F Street, N.E.,

Washington, D.C. 20549-3561

Re:	Spartan Acquisition Corp. II Registration Statement on Form S-4 Filed March 22, 2021 File No. 333-254589

Ladies and Gentlemen:

Set forth below are the responses of Spartan Acquisition Corp. II (the “Company,” “Spartan,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 20, 2021, with respect to the Registration Statement on Form S-4, File No. 333-254589, filed with the Commission on March 22, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The responses include information from Sunlight Financial LLC (“Sunlight”) in response to certain of the comments.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.

Securities and Exchange

Commission

May 12, 2021

Registration Statement on Form S-4

General

1.	We note your disclosure on page 230 regarding the forum selection provision in the Sunlight Financial Holdings charter. Please revise to include risk factor disclosure addressing the risks related to this provision, including for example, increased costs to bring a claim, that the provision may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable and any uncertainty about enforceability.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 68 of the Amended Registration Statement in response to the Staff’s comment.

Questions and Answers about the Business Combination, page 1

2.	Please add a separate question and answer to describe what consideration various parties will receive in the business combination. In this regard, by example only, we note your disclosure on page 90 that the Blocker Holders, LTIP Unitholders and Flow-Through Sellers “will receive a combination of cash, rights under the Tax Receivable Agreement, Class A Common Stock and no-economic voting Class C Common Stock in Sunlight Financial Holdings.”

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosures on page 4 of the Amended Registration Statement to describe the consideration the various parties will receive in the Business Combination in response to the Staff’s comment.

Will Spartan obtain new financing in connection with the Business Combination?, page 5

3.	Please identify the New PIPE Investors referenced in this section. Please also refile the Subscription Agreement filed as Exhibit 10.3 to identify the Subscribers who signed the agreement.

RESPONSE: The Company notes the Staff’s comment and respectfully submits that the identities of the New PIPE Investors are neither required to be disclosed in the Amended Registration Statement nor material to a stockholder’s understanding of the Business Combination or the other proposals set forth in the proxy statement/prospectus. In this regard, the Company respectfully advises the Staff as follows:

●	The Company is not aware of any potential creditworthiness or insolvency concerns with respect to the New PIPE Investors;

●	The New PIPE Investors are passive investors without any designees to the Company’s board of directors and do not (and are not anticipated to) otherwise exercise, directly or indirectly, any element of control over the Company, its board of directors or management team;

Securities and Exchange

Commission

May 12, 2021

●	None of the New PIPE Investors are affiliated with the Company, Sunlight or any of their respective affiliates, directors or officers; and

●	Based solely on Schedule 13G filings and the number of shares of Class A Common Stock for which the New PIPE Investors have subscribed, none of the New PIPE Investors will own five percent (5%) or more of the Common Stock of the combined company upon the consummation of the Business Combination.

Summary of the Proxy Statement/Prospectus
Sunlight Financial LLC, page 17

4.	Please provide us with the basis for the statements that Sunlight estimates that it currently has a 19% market share for the facilitation of loans for residential solar energy systems in the United States and that the total market for the purchase and installation of residential solar energy systems was estimated at almost $12 billion per year in 2020 and is expected to grow by 10% by 2023.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 19 and 198 of the Amended Registration Statement to reflect the basis for estimates of Sunlight’s market share in the residential solar energy systems installation market in the United States and the size of such market in response to the Staff’s comment.

Ownership of Sunlight Financial Holdings After the Closing, page 28

5.	For purposes of clarity, please include a short description for each type of security that appears in the chart on page 30, as well as the corresponding owners of each class listed. In this regard, we note references to Class A Common Stock and Class C Common Stock, which will continue to exist after the business combination, as well as references to Sunlight Class X Units, Sunlight Warrants, and Spartan Warrants.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages xiii, xiv, 6, 7, 8, 29, 30, 31, 142, 143 and 144 of the Amended Registration Statement to include a short description of each type of security that appears on the referenced chart and the corresponding owners of each class of security listed in response to the Staff’s comment.

Organizational Structure, page 29

6.	We note the chart depicting the ownership structure upon completion of the business combination. Please revise to add various percentages of ownership described on pages 28-29. In the alternative, you can include two different charts showing different percentages based on different assumptions. Also include the organizational chart depicting Spartan and Sunlight and their respective affiliated entities involved in the business combination prior to the consummation of the merger transaction.

Securities and Exchange

Commission

May 12, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 32, 33, 34, 35 and 36 of the Amended Registration Statement to include (i) organizational charts depicting Spartan and Sunlight and their respective affiliated entities involved in the Business Combination and (ii) three charts depicting the ownership of the combined company immediately after the closing of the Business Combination on the assumptions applicable to each of the depicted scenarios as described therein, in each case, in response to the Staff’s comment.

Risk Factors, page 35

7.	We note your disclosure on page 38 describing the risk associated with certain guarantees related to the performance of certain Indirect Channel Loans, which Sunlight is required to repurchase in the event Sunlight is unable to facilitate the sale of such loans. Disclosure states that Sunlight has not been required to date to purchase solar system loans from its bank partner, which appears inconsistent with disclosure on page F-48 stating that for the year ended December 31, 2020, Sunlight repurchased and wrote-off 49 loans, totaling $1.1 million, from its Bank Partner, associated with this guarantee. Please explain and revise your disclosure as necessary.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 44 of the Amended Registration Statement to clarify that repurchases under Sunlight’s bank partnership arrangement can be triggered by the (i) expiration of the contractual hold period; (ii) the charge-off of a solar loan; or (iii) the delinquency of a home improvement loan by 60 days or more. The disclosure on page F-49 of the Amended Registration Statement relates solely to repurchases triggered by charge-offs and delinquencies. Sunlight has not been required to date to purchase solar system loans from its bank partner due to expiration of the contractual hold period. The only repurchases that have been required were triggered by charge-offs and delinquencies. The Company and Sunlight respectfully submit that the disclosure as revised in the Amended Registration Statement clarifies the distinction and accurately describes the loans Sunlight has been required to repurchase from its bank partner due to the charge-off of a solar loan and borrower delinquency of a home improvement loan by 60 days or more, as described above.

Loans originated through Sunlight’s technology platform, page 47

8.	We note your disclosure on page 48 that “one capital provider funded … 47.4% of Sunlight’s funded solar system loans volume” in 2020. Please disclose the name of the provider or provide us with the analysis of why you believe that the identity of the capital provider is not material to investors’ understanding of Sunlight’s business.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff of its conclusion that the identity of the capital provider is not material to investors’ understanding of Sunlight’s business, primarily because the risk, as fully disclosed in the Risk Factors, is that Sunlight may not be consistently able to attract new capital providers or grow its existing relationships to meet the solar loan volume requirements to grow Sunlight’s business. This risk includes the possibility that an existing capital provider, including Sunlight’s largest capital provider, cannot buy solar loans at the same volume, if at all, or elects at some point to not renew its program agreement with Sunlight when the contract term expires.

Securities and Exchange

Commission

May 12, 2021

This risk applies equally to all capital providers with whom Sunlight may partner. Therefore, Sunlight respectfully submits that the specific name of Sunlight’s largest capital provider is immaterial to an investment decision and, rather, it is the percentage volume that Sunlight may have to replace that is of interest. The Company respectfully submits that Sunlight is not aware of any potential creditworthiness or insolvency concerns with respect to and of its capital providers. Additionally, there are numerous alternative capital providers that are of a similar quality to Sunlight’s current providers and have the ability to fund loans on the same basis and on substantially similar terms as Sunlight’s current providers.

Spartan’s initial stockholders have agreed to vote in favor, page 61

9.	Please disclose what percentage of public shareholders need to vote in favor to approve the business combination for it to be approved.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 70 of the Amended Registration Statement to provide the percentage of public stockholder votes needed to approve the Business Combination, in response to the Staff’s comment.

Unaudited Prospective Financial Information, page 130

10.	Please remove the statement in this section that “[y]ou are cautioned not to rely on the projections.” Investors are entitled to rely on the disclosure in the prospectus.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 138 of the Amended Registration Statement to remove the referenced statement in response to the Staff’s comment.

Expected Accounting Treatment, page 137

11.	Please provide us your accounting analysis related to accounting for the business combination using the acquisition method under ASC 805. Please include all relevant facts and circumstances and the specific guidance that supports your accounting determination. At a minimum, please tell us:
●	how you determined that Sunlight was a variable interest entity, and
●	how you determined that Spartan was considered to be the primary beneficiary of Sunlight.

Securities and Exchange

Commission

May 12, 2021

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, for purposes of determining the accounting acquirer, it reviewed the guidance set forth in ASC 805-10-25-5, which states that in a Business Combination in which a variable interest entity (“VIE”) is acquired, the primary beneficiary of that entity is always the acquirer. Therefore, the Company considered the guidance in the VIE subsections of ASC 810-10 as part of its accounting acquirer analysis.

●	Pursuant to ASC 810-10-15-14 (b), the Company concluded that Sunlight will meet the definition of a VIE because the equity holders as a group will lack the power to direct the activities that most significantly impact the entity’s performance. Specifically, Sunlight will be akin to a limited partnership as per ASC 810-10-05-3, given that 1) Spartan, the sole managing member as stated in Sunlight’s Fifth Amended and Restated LLC Agreement included as Exhibit A of the Amended Registration Statement, will be the functional equivalent of a general partner and 2) the Flow-Through Sellers, the non-managing members, will be the functional equivalent of a limited partner. Although the Flow-Through Sellers will have economic interests in Sunlight through its Class EX units, 27.1% under No Redemptions Scenario and 32.7% under Maximum Redemptions Scenario, they will not have any substantive kick-out rights or participating rights. Therefore, the Company believes the non-managing members’ equity at risk will lack the power to direct the activities of Sunlight that most significantly impact Sunlight’s economic performance, resulting in Sunlight being classified as a VIE.

●	In accordance with ASC 810-10-25-38A, Spartan was determined to be the primary beneficiary of Sunlight, since (1) it will have the power to direct the activities of Sunlight that most significantly impact Sunlight’s economic performance through its role as sole managing member, and (2) Spartan’s variable interests in Sunlight through its 72.9% to 67.3% ownership of Sunlight, assuming no redemptions and max redemptions respectively will result in the right (and obligation) to receive benefits (and absorb losses) of Sunlight that could potentially be significant to Sunlight.

Given that Spartan will be the primary beneficiary of and will have the controlling financial interest in Sunlight, a VIE, the Company concluded that Spartan, the legal acquirer, is also the accounting acquirer. Therefore, the Business Combination will be accounted for using the acquisition method under ASC 805.

12.	We also note your disclosure on page 85 that “Spartan’s variable interests in Sunlight include ownership of Sunlight, which results in the right (and obligation) to receive benefits (and absorb losses) of Sunlight that could potentially be significant to Spartan.” Please tell us how you considered the guidance in ASC 810-10-25-38A which appears to consider the characteristics that could potentially be significant to the VIE.

Securities and Exchange

Commission

May 12, 2021

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered the guidance in ASC 810-10-25-38A when it determined that the Company has the right (and obligation) to receive benefits (and absorb losses) of Sunlight that could potentially be significant to Sunlight because the Company, as the sole managing member of Sunlight, has a controlling financial interest in Sunlight through its Class X units, 72.9% to 67.3% ownership of Sunlight, assuming No Redemptions Scenario and Max Redemptions Scenario respectively. In addition, the Company has revised the disclosure on page 93 to state that “Spartan’s variable interests in Sunlight will include ownership of Sunlight, which results in the right (and obligation) to receive benefits (and absorb losses) of Sunlight that could potentially be significant to Sunlight.”

Material U.S. Federal Tax Considerations in Respect of the Redemption, page 137

13.	Please delete your statements on pages 138 and 139 that investors should “rely solely upon” their tax advisors to remove the implication that investors are not entitled to rely on the disclosure in this section. Please remove other similar inappropriate disclaimers from pages 13, 76, 140, 141, and 142.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 14, 85, 146, 147, 148, 150, and 151 of the Amended Registration Statement to remove the referenced language from the disclosures on those pages in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sunlight, page 162

14.	Please revise your MD&A to include a discussion of changes in financial position for each of the periods presented in your financial statements.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 186 of the Amended Registration Statement to add a discussion of changes in financial position for each of the periods presented in response to the Staff’s comment.

Executive Overview
Highlights, page 163

15.	We note your disclosure that Sunlight formed strategic partnerships with distributors and referral companies in both solar and home improvement industries to facilitate rapid expansion of Sunlight’s contractor network. Please enhance your disclosure to explain the referral program in more detail and to quantify any incentives associated with this referral program. In the event fees are paid to these referral companies, please clearly disclose how these payments are made and reflected in your financial statements.

Securities and Exchange

Commission

May 12, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 172, 173 and 191 of the Amended Registration Statement to describe in more detail the strategic relationships and the incentives associated with the referral program in response to the Staff’s comment. In addition, the Company notes that the costs associated with the referral program were immaterial, totaling $0.1 million during the year ended December 31, 2020.

Key Performance Metrics, page 164

16.	For each period presented, please revise to disclose, in tabular format, the amount of funded loans broken down by:
●	channel (i.e., direct vs. indirect); and
●	line of business/product (i.e., residential energy solar systems vs. home improvements).

RESPONSE: The Company respectfully advises the Staff that it has disclosed, in tabular format, the amount of funded loans broken down by capital provider channel (direct vs. indirect) on page 173 of the Amended Registration Statement in response to the Staff’s comment.  The Company respectfully advises the Staff that the requested breakdown by line of business/product has not been disclosed because to date the home improvements line of business has represented only an immaterial portion of Sunlight’s total funded loan volumes in each period. Sunlight first entered the home improvement market in 2019, since then the home improvement loans have represented only an immaterial portion of Sunlight’s funded loan volumes and revenues.

Recent Developments, page 165

17.	Please file the indirect funding program agreement as an exhibit to the registration statement, identify the channel provider and confirm that you have disclosed the material terms of this agreement.

RESPONSE: The Company respectfully advises the Staff that it believes it is not required to file the indirect funding program agreement for its home improvement business (the “Indirect Funding Program Agreement”) as an exhibit to the Amended Registration Statement, as such agreement is not material to Sunlight’s business.

Item 601(b)(10)(i) of Regulation S-K requires a registrant to file any “contract not made in the ordinary course of business which is material to the registrant.” Sunlight’s core business is facilitating loans made by Sunlight’s various capital providers to the consumer customers of residential solar contractors. Because Sunlight is in the business of facilitating loans, indirect funding agreements are commonplace and are entered into in the ordinary course of business. With respect to materiality, Sunlight entered the home improvement market in 2019, and since then home improvement loans have represented only an immaterial portion of Sunlight’s revenues and funded loan volumes. The Indirect Funding Program Agreement relates exclusively to home improvement loans.

Securities and Exchange

Commission

May 12, 2021

Under Item 601(b)(10)(ii) of Regulation S-K, certain agreements that are made in the ordinary course of  business of the registrant nevertheless must be filed as exhibits. Item 601(b)(10)(ii)(A), (C) and (D) are not applicable to the Indirect Funding Program Agreement as it does not involve any insider counter-parties, the sale of property, plant or equipment for consideration exceeding 15 percent of the fixed assets of the registrant on a consolidated basis or material lease of property.

Under Item 601(b)(10)(ii)(B), a contract must be filed if it is an agreement “upon which the registrant’s business is substantially dependent.” The Item does not define the term “substantially dependent,” but Item 601(b)(10)(ii)(B) identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent. The Indirect Funding Program Agreements does not involve either type of agreement.

Beyond clauses (1) and (2) of Item 601(b)(10)(ii)(B) of Regulation S-K, a registrant may still be “substantially dependent” on a particular agreement. The Commission has not adopted a clear, bright-line test to define “substantially dependent” under Item 601(b)(10)(ii)(B). The regulatory history of the adoption of Item 601(b)(10) provides additional support for a narrow reading of the filing requirement such that it only requires contracts the loss of which would jeopardize the future viability of the registrant or affect the fundamental nature or structure of its business as a whole. Accordingly, given the significant number of Sunlight’s existing channel providers and the numerous alternative channel providers that are of a similar quality to Sunlight’s current providers, we do not believe that the loss of the Indirect Funding Program Agreement would jeopardize the future viability of Sunlight or affect the nature of its business.

The identity of the indirect capital provider is not material to an investor, given that there are numerous alternative indirect channel capital providers available to Sunlight that are of a similar quality to Sunlight’s current capital providers. Further, the Indirect Funding Agreement was entered into in the ordinary course of Sunlight’s business and is therefore not required to be filed as an exhibit pursuant to Item 601(b)(10). For the foregoing reasons, Sunlight does not believe that the identity of the party to the Indirect Funding Agreement is material to investors.

Information about Sunlight
Concentration, page 168

18.	We note your disclosure here that “[n]o single contractor was responsible for more than 11.2% or 15.4% of [your] funded loan volume in 2019 and 2020, respectively.” Please tell us if any single customer accounted for 10% or more of your revenues. If so, disclose who these customers are or provide us with the analysis of why you believe this information is not material to investors.

Securities and Exchange

Commission

May 12, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 176 of the Amended Registration Statement in response to the Staff’s comment. The revised disclosure states that, “[i]n 2019 and 2020, two contractors and one contractor, respectively, separately sold loans aggregating more than 10% of Sunlight’s revenue, and no single contractor was responsible for selling more than 11.2% or 15.3% of Sunlight’s funded loan volume in 2019 or 2020, respectively.”

The Company respectfully submits that the identity of its largest contractors by revenue is not material to investors’ understanding of Sunlight’s business because Sunlight’s contractor relationships are its distribution network, not its loan product customers, and any individual contractor referring consumer customers for the Sunlight facilitated loan product could be replaced with any other or a combination of any number of Sunlight’s existing 1,000 contractor relationships or new contractor relationships. Because the solar loan market is quickly expanding and contractors generally have significant competition in any given area, any percentage of funded loan volume that a contractor may provide one year can vary significantly in another year. For the foregoing reasons and because there is no exclusivity between Sunlight and their contractors, Sunlight’s relationship with any contractor in a given year is not material to an investment decision in Sunlight’s business.

Components of Results of Operations
Platform Fees, page 168

19.	We note your disclosure on page 168 that platform fees are generally earned in the indirect channel when an indirect channel capital provider purchases a particular loan from Sunlight’s bank partner. We also note your disclosure on page 169 that Sunlight’s revenues exclude the platform fees that Sunlight earns from the sale of home improvement loans from the bank partner’s balance sheet as Sunlight instead records a derivative that is marked to market, with realized gains recognized on the derivative on the sale of the loan from the bank partner to an indirect channel capital provider. Please explain this apparent discrepancy, clarify whether platform fees include revenue from the indirect channel, and revise as necessary to provide consistent disclosure.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 177 of the Amended Registration Statement to clarify the apparent discrepancy noted by the Staff with respect to the treatment of solar system platform fees and home improvement platform fees in response to the Staff’s comment.

Securities and Exchange

Commission

May 12, 2021

Results of Operations
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019, page 170

20.	Please enhance your disclosure on page 170 to separately quantify the amount and/or percentage of platform fees attributed to the direct and indirect channels. Discuss underlying reasons for any significant fluctuations period to period as well as any trends that are likely to impact performance in future periods.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 179, 180 and 181 of the Amended Registration Statement to separately identify the amount of platform fees attributable to the direct and indirect channels for the periods and the percentage increase or decrease and to discuss the period-to-period fluctuations and any trends that could affect future periods in response to the Staff’s comment.

21.	We note your disclosure that the average platform fee percentage earned on loans funded by direct channel capital providers or purchased by indirect channel capital providers decreased 0.5% from the year ended December 31, 2019 to the year ended December 31, 2020. Please revise to separately disclose and discuss the average platform fee percentage for both the direct and indirect channels. In preparing your revised disclosures, please include the following information separately for both the direct and indirect channels:
●	average dealer fee;
●	range of, and average, percentage charged to contractors;
●	average capital provider discount;
●	range of, and average, percentage charged to capital providers;
●	average platform fee; and
●	range of, and average, percentage earned.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 180 and 181 of the Amended Registration Statement to separately disclose the average capital provider discount, dealer fee and platform fee in response to the Staff’s comment. The Company respectfully submits that the ranges requested are not informative to investors given that the ranges show the absolute lowest and highest fees, which represent outlier transactions and would not be considered material to an investor.

22.	Please revise your disclosure to explain in more detail how the mix of loan products funded in a particular period impacts the platform fee percentage. Describe the mix of products that generally carry higher capital provider discounts, dealer fees, or both, along with the specific factors associated with these products that drives the higher discounts and/or fees. Please expand your disclosure to describe the mix of loan products funded in the two periods (i.e., 2020 vs. 2019) and any trends with regard to the mix of loan products that are likely to impact the platform fee percentage in future periods.

Securities and Exchange

Commission

May 12, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 180 and 181 of the Amended Registration Statement to describe in more detail how the mix of loan products funded in a particular period impacts the platform fee percentage and to describe the mix of loan products funded in 2020 and 2019 in response to the Staff’s comment.

23.	We note your disclosure that the increase in capital providers discounts charged to Sunlight in the indirect channel during the second quarter of 2020 associated with market uncertainty at the onset of the COVID-19 pandemic was a key factor contributing to the decreased platform fee in 2020 compared to 2019. Please enhance your disclosure to explain the reasons this market uncertainty impacted the discounts charged to capital providers in the indirect channel, but not the direct channel.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 180 and 181 of the Amended Registration Statement to address the likely contributing factors to the reduction in 2020 platform fees compared to those in 2019, including the COVID-19 pandemic and other factors noted in the revised disclosure, in response to the Staff’s comment.

24.	We note your disclosure on page 171 that costs and expenses include certain broker fees related to loan origination arrangements subject to sunset provisions. Please revise your disclosure to explain in more detail who these broker fees are paid to, how they are determined, and to include a significantly enhanced understanding of the sunset provisions associated with these arrangements.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 181 of the Amended Registration Statement to describe in more detail the broker fees that are paid to financial institutions for arranging loan origination or purchase arrangements with capital providers, how the fees are determined and the sunset provisions applicable to same in response to the Staff’s comment.

Liquidity and Capital Resources
Available Liquidity and Capital Resources, page 177

25.	We note your disclosure that restricted cash held by Sunlight primarily relates to a cash reserve that Sunlight’s bank partner requires to secure Sunlight’s short-term guarantee obligations of certain loans temporarily held by Sunlight’s bank partner. Please enhance this disclosure here, or elsewhere in the filing, to explain in detail how the necessary amount of restricted cash is determined.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 186 and 187 of the Amended Registration Statement to describe in more detail how the amount of cash required to be restricted is determined in response to the Staff’s comment.

Platform Fees, page 178

26.	We note your disclosure on page 179 that Sunlight’s measurement of its guarantee liability is subject to significant judgements using historical loss experiences to estimate the likelihood that the guaranteed loans will default prior to sale and the severity of loss Sunlight expects to incur. To provide investors with greater transparency around your guarantee liability, please provide the underlying loan delinquency, collection status and credit grades of these loans. Refer to ASC 460-10-50-4.

Securities and Exchange

Commission

May 12, 2021

RESPONSE: The Company respectfully advises the Staff that most loans subject to a Sunlight repurchase obligation are sold within a short period of time from a given loan’s origination and/or are otherwise performing and only a small proportion (less than 1%) become greater than 90 days delinquent (the point at which Sunlight expects loss to be likely). Given the short period in which an individual loan is subject to potential repurchase by Sunlight, Sunlight does not assess credit grades to the loans and collection efforts do not generally occur until after Sunlight’s loan repurchase.

In response to the Staff’s comment, we have revised the disclosure on page 189 of the Amended Registration Statement to include the repurchase amount for all loans greater than 90 days past due that are subject to the guarantee obligation at each reporting date presented.

Sunlight’s Technology-Enabled POS Financing Platform and Loan Facilitation, page 184

27.	We note your disclosure describing the Sunlight Rewards program to create loyalty among solar salespeople and your disclosure on page 171 that costs and expenses include $1.7 million from redemption of these rewards. Please enhance your disclosure here, or elsewhere in the filing, to provide a significantly enhanced discussion of the rewards program, including how rewards are determined and redeemed, as well as how you determine the liability associated with this program at each period end. Please also revise your disclosures to include your accounting policy for this reward program, including reference to the authoritative literature to support your accounting policy.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 191, 195 and 196 of the Amended Registration Statement to enhance the disclosure regarding the rewards program in response to the Staff’s comment. The Company further acknowledges the Staff’s comment and respectfully advises the Staff that participants in the Sunlight Rewards Program during the years ended December 31, 2020 and 2019 primarily consisted of individual salespeople, who are not considered customers to whom Sunlight has one or more performance obligations described in ASC 606 Revenue from Contracts with Customers.

Sunlight’s Target and Market Opportunities, page 186

28.	We note that Sunlight’s two core target markets are the solar system loan market and the home improvement loan market. In order to provide additional context regarding the relative size and importance of each of these markets to your business, please disclose what percentage of funded loans and revenue are derived from each of these respective business lines.

Securities and Exchange

Commission

May 12, 2021

RESPONSE: The Company respectfully advises the Staff that Sunlight entered the home improvement market in 2019, and since then home improvement loans have represented only an immaterial portion of Sunlight’s funded loan volumes and revenue. In the future, as Sunlight’s home improvement business grows and if Sunlight’s home improvement point-of-sale loan business grows more quickly relative to its solar point-of-sale loan business, Sunlight will consider whether and at what point of this trajectory additional disclosures would be material to investors’ understanding of the overall business and include them in Sunlight’s reporting accordingly.

Sunlight’s Products, page 193

29.	We note your disclosure on page 193 that solar loan products are secured and fixed rate, closed-end term loans including tenors between 5 and 25 years, interest rates per annum ranging from 0.99% to 7.49%, and minimum principal amounts generally ranging from $10,000 to $100,000. We further note your disclosure on page 194 that home improvement loan products include tenors ranging from three to 12 years with interest rates per annum up to 21.99%, and minimum loan balances of $500 up to as large as $100,000. Please enhance these disclosures to include a tabular presentation of the weighted average tenor, interest rate and loan amount for each of these loan products.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 205 of the Amended Registration Statement to add tables as requested addressing the weighted average characteristics of the solar system and home improvement loan products in response to the Staff’s comment.

Agreements with Our Capital Providers, page 195

30.	We note your disclosure here and on page 38 describing the limited circumstances under which Sunlight must assume credit risk, which generally includes loans that are not sold prior to default defined as 120 days of nonpayment by the borrower and the requirement to purchase loans from the bank partner after an agreed period of time, subject to certain exceptions (180 days from origination for solar system loans and, with respect to any home improvement loans that have been on its bank partner’s balance sheet for greater than 12 months, beginning on May 1, 2021). Please enhance this disclosure to explain whether, and if so, how you track delinquency and/or days from origination for these loans so a reader could better gauge the credit risk associated with these agreements with your capital providers.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 207 of the Amended Registration Statement to address Sunlight’s ability to monitor the loans held by its bank partner for delinquency and duration of being held by its bank partner in response to the Staff’s comment.

Securities and Exchange

Commission

May 12, 2021

Sunlight’s Bank Partner and Indirect Channel Capital Providers, page 195

31.	We note your disclosure in this section that “approximately 22% of Sunlight’s funded solar loan volume during 2020, and all of Sunlight’s funded home improvement loans volume, was initially funded by Sunlight’s bank partner for purchase by an indirect channel capital provider.” We also note that this bank partner agreement does not have a change of control consent right triggered by the business combination. If this is a material contract that will continue to be in force after the business combination, please name the bank partner referenced here, describe the material terms of the agreement and file it as an exhibit to your registration statement or advise. In addition, please clarify if this is the same capital provider discussed in the concentration section on page 168 that funded 48.5% and 45.3% of Sunlight’s 2019 and 2020 funded loans, respectively.

RESPONSE: The Company respectfully advises the Staff that it has filed as a redacted exhibit to the Amended Registration Statement the relevant bank partner agreement pursuant to Item 601(b)(10)(iv) of Regulation S-K. Further, the Company acknowledges the Staff’s comment and respectfully advises the Staff that the bank partner is separate and apart from the capital provider described on pages 176 and 177 of the Amended Registration Statement.

Executive Compensation, page 216

32.	Please disclose whether any compensation will be paid to the executive officers and directors of Spartan or Sunlight pursuant to the business combination.

RESPONSE: The Company respectfully advises the Staff that no compensation will be paid to the executive officers or directors of the Company or Sunlight pursuant to or as a result of consummation of the Business Combination (excluding consideration to be paid upon consummation of the Business Combination pursuant to the Business Combination Agreement as described in the Amended Registration Statement in respect of Class C Units and LTIP Units of Sunlight held by such persons). Compensatory arrangements to be paid to the combined company’s executive officers and directors after the closing of the Business Combination are described in the Amended Registration Statement. See page 228 of the Amended Registration Statement in response to the Staff’s comment.

Exhibits

33.	We note your references to employment agreements with Sunlight’s named executive officers on pages 217-218. If these agreements will continue to be in force after the business combination, please file them as exhibits or advise.

RESPONSE: The Company respectfully advises the Staff that it has filed a form of employment agreement as Exhibit 10.35 to the Amended Registration Statement and has added descriptions of the employment agreements on pages 233, 234, 235, 236, and 237 of the Amended Registration Statement.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Securities and Exchange

Commission

May 12, 2021

Sincerely,

Spartan Acquisition Corp. II

By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer and Chairman

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.
John Kupiec, Vinson & Elkins L.L.P.
Crosby Scofield, Vinson & Elkins L.L.P.
Matthew Potere, Sunlight Financial LLC
G. Michael O’Leary, Hunton Andrews Kurth LLP
Taylor E. Landry, Hunton Andrews Kurth LLP